# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bluemount Holdings Ltd, CIK 0002027815
CUSIP: G1194L118
Title of class of securities: Class B ordinary shares
Address of issuer's principal executive offices: ROOM 1007, CAPITAL CENTRE, 151 GLOUCESTER ROAD, WANCHAI, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 04/07/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002126759

## Reporting persons
- Luk Tung Lam: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 1,446,323; shared voting power 0; sole dispositive power 1,446,323; shared dispositive power 0; aggregate amount beneficially owned 1,446,323 (10.3% of the class)
  Comment: Ms. Luk acquired 100% of WI Holdings Limited and, as a result, is deemed to beneficially own the 1,446,323 Class B ordinary shares of BMHL held by WI Holdings Limited. She has no intention to influence or control the issuer

## Item 1. Issuer
Name of issuer: Bluemount Holdings Ltd
Address of issuer's principal executive offices: ROOM 1007, CAPITAL CENTRE, 151 GLOUCESTER ROAD, WANCHAI, HONG KONG, 0000

## Item 2. Person Filing
Name of person filing: Luk Tung Lam
Address of principal business office or, if none, residence: No. 29 Borthwick Drive, Singapore 559532
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: N/A
Percent of class: N/A
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Luk Tung Lam: Luk Tung Lam, Luk Tung Lam (04/07/2026)